Exhibit 99.1

Cellectis: Calyxt Announces Proposed Initial Public Offering of $100.0 Million

ST. PAUL, Minn. & NEW YORK--(BUSINESS WIRE)--July 10, 2017--Regulatory News:

Cellectis S.A. (Paris:ALCLS) (NASDAQ:CLLS) and Calyxt, Inc. announced today that Calyxt has commenced a proposed initial public offering of 6,060,606 shares of Calyxt’s common stock pursuant to a registration statement on Form S-1 with the U.S. Securities and Exchange Commission (SEC). In connection with the offering, Calyxt intends to grant the underwriters an option to purchase up to 909,091 additional shares of common stock to cover over-allotments. The estimated price range for the initial public offering is $15.00 to $18.00 per share of common stock, which would result in gross proceeds of $100.0 million at the midpoint of the estimated price range. Calyxt has applied to list its common stock on the NASDAQ under the ticker symbol “CLXT.”

Calyxt is Cellectis’ 100% owned gene editing agriculture company. Cellectis intends to retain majority ownership of Calyxt.

Citigroup, Jefferies and Wells Fargo Securities are acting as joint book-running managers for the proposed offering. BMO Capital Markets and Ladenburg Thalmann are acting as co-managers.

This offering will be made only by means of a prospectus (included in the registration statement on Form S-1). A copy of the preliminary prospectus may be obtained from Citigroup Global Markets Inc., c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, or by telephone at (800) 831-9146, Jefferies LLC, Attention: Equity Syndicate Prospectus Department, 520 Madison Avenue, 2nd Floor, New York, NY 10022, or by telephone at (877) 547-6340, or by e-mail at Prospectus_Department@Jefferies.com, or Wells Fargo Securities, Attention: Equity Syndicate Department, 375 Park Avenue, New York, New York, 10152, at (800) 326-5897 or by email at cmclientsupport@wellsfargo.com.

A registration statement relating to these securities has been filed with the SEC but has not yet become effective. The registration statement is available at www.sec.gov or https://www.cellectis.com/FINAL.calyxt.s1.july.10.2017.pdf. These securities may not be sold, nor may offers to buy be accepted, prior to the time the registration statement becomes effective. This press release shall not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

This press release contains inside information within the meaning of Article 7(1) of the EU Market Abuse Regulation.

CONTACT:
Media
Cellectis
Jennifer Moore, Phone: 917-580-1088
VP Communications
email: media@calyxt.com / media@cellectis.com
or
KCSA Strategic Communications
Caitlin Kasunich / Nick Opich
Phone: 212-896-1241 / 212-896-1206
email: ckasunich@kcsa.com / nopich@kcsa.com
or
Investor Relations
Cellectis
Simon Harnest, Phone: 646-385-9008
VP Corporate Strategy and Finance
email: simon.harnest@cellectis.com